THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONNECTION WITH THE PLAN OF ARRANGEMENT INVOLVING SAND TECHNOLOGY INC., N. HARRIS COMPUTER CORPORATION, AND THE HOLDERS OF CLASS A COMMON SHARES OF SAND TECHNOLOGY INC. PURSUANT TO AN ARRANGEMENT AGREEMENT DATED OCTOBER 1, 2013.

IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN AND IN THE ACCOMPANYING INFORMATION CIRCULAR AND PROXY STATEMENT OF SAND TECHNOLOGY INC. DATED OCTOBER 16, 2013. IN ORDER TO BE EFFECTIVE, THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY BY 8:30 AM (EASTERN TIME) ON THE EFFECTIVE DATE (THE “EFFECTIVE TIME”).

LETTER OF TRANSMITTAL FOR CLASS A COMMON SHARES
OF
SAND TECHNOLOGY INC.

This letter of transmittal (“Letter of Transmittal”), properly completed and duly executed, together with all other required documents, must accompany certificates for class A common shares, (the “Shares”) of Sand Technology Inc. (“Sand”) deposited for redemption or purchase, as the case may be, pursuant to the arrangement agreement dated October 1, 2013 between N. Harris Computer Corporation (“Harris”) and Sand (the “Arrangement”), the full text of which is set out in the information circular and proxy statement (the “Information Circular”) of Sand dated October 16, 2013. Capitalized terms used but not defined in the Letter of Transmittal which are defined in the Arrangement and Information Circular have the meanings set out therein. You are encouraged to carefully review the Information Circular in its entirety.

TO:	SAND TECHNOLOGY INC.
AND TO:	CST TRUST COMPANY at its offices set out herein.

The undersigned delivers to you the enclosed certificate(s) for Shares, subject only to the provisions of the Arrangement regarding withdrawal, pursuant to the terms and conditions contained in the Arrangement. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Deposited

The undersigned represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Shares represented by the enclosed certificate(s) (the “Deposited Shares”) and that when the Deposited Shares are delivered as per the Arrangement, Harris will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: the undersigned irrevocably assigns to Harris all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “distributions”) which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after the Effective Date, as well as the right of the undersigned to receive any and all distributions.

If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned which are not provided for in the Arrangement, then (i) in the case of any such cash distribution that does not exceed the cash purchase price per Share, the consideration payable per Share pursuant to the Arrangement will be reduced by the amount of any such dividend or distribution received in respect of that Share and (ii) in the case of any such cash distribution in an amount that exceeds the cash purchase price per Share in respect of which the distribution is made, or in the case of any other distribution, the undersigned shall promptly pay or deliver the whole of any such distribution to the Depositary for the account of Harris, together with appropriate documentation of transfer.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for under the Arrangement. Each authority conferred or agreed to be conferred by the undersigned in the Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Arrangement, the deposit of Shares pursuant to the Letter of Transmittal is irrevocable.

The undersigned instructs the Depositary to mail the cheques by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Unless otherwise indicated under Block D, the Shareholder requests that the Depositary mail the cheque by first-class mail to the Shareholder at the address specified in Block B. If no address is specified in Block B, the Shareholder acknowledges that the Depositary will forward the cheque to the address of the Shareholder as shown on the share register maintained by Sand.

In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned to the Shareholder at the address specified in Block B or held for pick-up as indicated.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to transfer the Deposited Shares, if any, and distributions effectively to Harris.

The covenants, representations and warranties of the undersigned contained in this Letter of Transmittal survive the completion of the Arrangement.

BLOCK A	BLOCK B

ISSUE CHEQUE IN THE NAME OF: (please print)	SEND CHEQUE (Unless Block “D” is checked) TO:

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone - Business Hours)	(City and Province or State)

(Social Insurance or Social Security Number)	(Country and Postal (Zip) Code)

BLOCK C	BLOCK D
U.S. residents/citizens must provide their Taxpayer	[ ] HOLD CHEQUE FOR PICK-UP
Identification Number ____________________

Signature guaranteed by (if required under Instruction 4):	Dated: _______________________________

Authorized Signature	Signature of Shareholder or Authorized Representative
(see Instruction 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative (please print or type)
(if applicable)

BLOCK E
STATUS AS UNITED STATES SHAREHOLDER

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW
(See Page 10 of the Instructions “For U.S. Shareholders Only”)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.

[ ]	The person signing above represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

OR

[ ]	The person signing above represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

A “US. Shareholder” is any holder of Shares that is a resident of the United States for U.S. federal tax purposes or that is otherwise a U.S. person for U.S. federal income tax purposes or provides an address in Box A or B which is located within the United States or any territory in possession thereof See "For US. Shareholders Only" Section 9 of the Instructions.

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding you must complete the Substitute Form W-9 included below (or otherwise provide certification that the U.S. Shareholder is exempt from backup withholding, as provided in the instructions). If you require a Form W-8, please contact the Depositary.

SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	Part I — Please provide your name in the box at right.

Taxpayer Identification Number (“TIN”) — ENTER YOUR
TIN IN THE BOX AT RIGHT. (For most individuals, this is
your social security number. If you do not have a TIN, see
“Obtaining a Number” in the Guidelines included in this
form.) CERTIFY BY SIGNING AND DATING BELOW.
Note: If the account is in more than one name, see the

chart in the enclosed Guidelines to determine which

number to give the payer.

Please check appropriate box
[ ] Individual/Sole Proprietor [ ] Corporation

[ ] Limited Liability Company [ ] Partnership
Please enter tax classification
(D=disregarded entity, C=corporation,
P=partnership):

Name
Address
Social Security Number(s) (If awaiting TIN, write “Applied Foe') OR
Employer Identification Number(s) (If awaiting TIN, write “Applied For”)

Part 2 - For payees exempt from backup withholding, please write “exempt” (see Instructions)
Part 3 — Certification — Under penalties of perjury, I certify that:
(1) (2) (3)	The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

I am not subject to backup withholding because: (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report ail interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

I am a U.S. person (including a U.S. resident alien).
Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report ail interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person ___________________ Date ________________

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A PENALTY IMPOSED BY THE IRS AND A BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT. FOR ADDITIONAL DETAILS, PLEASE REVIEW THE ENCLOSED “GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9” THAT FOLLOW THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATE OF AWAITING TIN

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Centre or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment made to me may be withheld.

Signature _______________________________________________ Date _______________________________________

FOR U.S. SHAREHOLDERS ONLY

1.	U.S. Shareholders and Substitute Form W-9

United States federal income tax law generally requires that a U.S. Shareholder (as defined below) who receives cash in exchange for Shares provide the Depositary with its correct Taxpayer Identification Number (“TIN”) or Employer Identification Number (“EIN”) which, in the case of a holder of Shares who is an individual, is generally the individual's social security number. If the Depositary is not provided with the correct TIN or EIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by such U.S. Shareholder from the IRS.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN or EIN by completing the Substitute Form W-9 set but in this document, which requires such holder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such holder is awaiting a TIN); (b) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (c) that the holder is a U.S. person (including a U.S. resident alien).

Certain U.S. Shareholders are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part I of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form. See the “ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “W-9 Guidelines”) that follow these instructions for additional information.

If Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Guidelines for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (a) consult the W-9 Guidelines for instructions on applying for a TIN; (b) write “Applied For” in the space for the TIN in Part I of the Substitute Form W-9; and (c) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set out in this document. In such case, the Depositary may withhold 28% of the gross cash proceeds of any payment made to such U.S. Shareholder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Substitute Form W-9 is not applicable to a holder of Shares because such holder is not a U.S. Shareholder (as defined below), however such holder provides an address above in “Address of Shareholder” that is located in the United States, such holder will instead need to submit to the Depositary an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption. An appropriate IRS Form W -8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary.

For purposes of these instructions, a “U.S. Shareholder” is any holder of Shares that is: (a) a citizen or individual resident of the United States; (b) a corporation (including an entity taxable as a corporation) or partnership created under the laws of the United States or any political subdivision thereof; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States have the authority to control all substantial decisions of the trust; or (ii) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS CASH PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT INFORMATION CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SUCH U.S. SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF INFORMATION CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH U.S. SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

FOR U.S. SHAREHOLDERS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON
SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

For this Type of Account:		Give the Taxpayer Identification Number of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined fund, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4.	(a) The usual revocable savings trust account(grantor is also trustee)	The grantor-trustee(l)
	(b) So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship account or single-owner LLC	The owner(3)
6.	A valid trust, estate, or pension trust	The legal entity(4)
7.	Corporate account or LLC electing corporate status on Form 8832	The corporation
8.	Association, club, religious, charitable, educational, or other tax-exempt organization account	The organization
9.	Partnership A broker or registered nominee	The partnership The broker or nominee
10.
11.	Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district, or prison) that receives agricultural program payments	The public entity

Notes:
1.	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.
2.	Circle the minor's name and furnish the minor's social security number.
3.

You must show your individual name, but you may also enter your business or “doing business as” name on the second name line. You may use either your social security number or your employer identification number (if you have one). If you are a sole proprietor, IRS encourages you to use your social security number.

4.

List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayers identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title).

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you do not have a TIN, apply for one immediately. To apply for a social security number, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or online at www.socialsecurity.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1- 800-829-3676.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from backup withholding include:

a)

An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2).

b)

The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or wholly-owned agency or instrumentality of any one or more of the foregoing.

c)	An international organization or any agency or instrumentality thereof.

d)	A foreign government and any political subdivision, agency or instrumentality thereof.

e)	A corporation.

f)	A financial institution.

g)	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

h)	A real estate investment trust.

i)	A common trust fond operated by a bank under Section 584(a).

j)	An entity registered at all times during the tax year under the Investment Company Act of 1940.

k)	A futures commission merchant registered with the Commodity Futures Trading Commission.

l)	A foreign central bank of issue.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file a Substitute Form W9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

PRIVACY ACT NOTICE — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

1.

Failure to Furnish Taxpayer Identification Number. - If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

2.	Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a US$500 penalty.

3.	Criminal Penalty for Falsifying Information

— Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

For additional information, consult your tax consultant or the IRS

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a) This Letter of Transmittal (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at any of the offices specified below before the Effective Time.

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depositary at any of the offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

2.	Signatures

This Letter of Transmittal must be filled in and signed by the holder of Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the Arrangement is not completed and the Deposited Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Sand, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Harris or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Investment Dealer or Broker

Identify the investment dealer or broker, if any, by completing the appropriate box on the Letter of Transmittal and present a list of beneficial holders if applicable.

6.	Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) The Arrangement and any agreement resulting from the Arrangement will be construed in accordance with and governed by the laws of the Province of Québec and the laws of Canada applicable therein.

(e) Additional copies of the Arrangement and Information Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of their respective offices at the addresses listed below.

7.	Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

The Depositary is: CST TRUST COMPANY

By Mail

CST Trust Company

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Attention: Corporate Actions

By Hand or by Courier

320 Bay Street
Basement Level (B1)
Toronto, Ontario, Canada
M5H 4A6

Attention: Corporate Actions

Toll Free: 1-800-387-0825
Telephone: (416) 682-3860
E-Mail: inquiries@canstockta.com